

October 1, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the KraneShares
California Carbon Allowance ETF, shares of beneficial interest, no par value of
KraneShares Trust under the Exchange Act of 1934.

Sincerely,

Ben Sawyer